SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING

AND MATCHED SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company U.S. Employees’ Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008—is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 24, 2009

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value	$171,614,530	$241,491,101

Receivables:
Participating employer contributions	10,833,896	10,225,868

Total assets	182,448,426	251,716,969

LIABILITIES:
Current liabilities	132,908	132,908

Total liabilities	132,908	132,908

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	182,315,518	251,584,061

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,715,645	—

NET ASSETS AVAILABLE FOR BENEFITS	$187,031,163	$251,584,061

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:

INVESTMENT INCOME:

Interest and dividends	$6,728,541
Loan repayment interest	258,653

Total investment income	6,987,194

CONTRIBUTIONS:

Participating employers	10,833,896
Participants	15,112,830
Rollovers	1,121,667

Total contributions	27,068,393

Other additions	41,080

Total additions	34,096,667

DEDUCTIONS:
Net depreciation in fair value of investments	73,787,552
Benefits paid to participants	24,812,549
Other expenses	49,464

Total deductions	98,649,565

DECREASE IN NET ASSETS	(64,552,898)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	251,584,061

End of year	$187,031,163

See accompanying notes to financial statements.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Merrill Lynch Trust Company, FSB serves as Trustee and Custodian of the Plan.

Contributions and Eligibility

a)	Deferred Contribution - The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., JWT Stat, Inc., Future Vision Media, Inc. (d/b/a Ford Motor Media), TeamDetroit, Inc., JWT Specialized Communications, Inc., the Geppetto Group, Inc., Brouillard Communications, Inc., J. Walter Thompson Technology, Inc., MJM Creative Services, Inc. and WPP Group USA, Inc. (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. In addition, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Participating employees who are non-highly compensated may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. Participating employees who are considered highly compensated employees (as defined by the Internal Revenue Service (“IRS”)), may contribute between 1% and 18% (up to the annual federal dollar limit for these contributions). For Plan years 2008 and 2007, participating compensation is limited to $230,000 and $225,000, respectively.

b)	Matching Contribution - The relevant Participating Employer determines annually whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN – (continued)

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

c)	Catch-Up Contributions - Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as Catch-up Contributions (up to the annual federal dollar limit for these contributions). Catch-up Contributions are not eligible for Company Matching Contributions.

d)	Profit Sharing Contribution - The Profit Sharing portion of the Plan is available to all eligible U.S. employees of the Participating Employers, except that all employees of JWT Specialized Communications, Inc. are not eligible for Profit Sharing Contributions. Eligible employees must have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing Contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing Contribution portion of the Plan.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) any Company contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, two common collective trust funds, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

On November 19, 2008, WPP plc became the new parent of the WPP Group and WPP Group plc became an indirect subsidiary of WPP plc. In connection with this restructuring, all the outstanding ADSs of WPP Group plc (“WPP Group plc ADSs”) were canceled and participants in the Plan whose accounts held these WPP Group plc ADSs received one WPP plc ADS for each WPP Group plc ADS that had been held in their account.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN – (continued)

Vesting - Deferred Contributions, Catch-up Contributions and their related earnings are 100% vested and non-forfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Amounts - At December 31, 2008 and 2007, forfeited non-vested amounts totaled $296,139 and $223,862, respectively.

Participant Loans - The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. Interest, charged at a fixed rate on loans, is a commercially reasonable rate commensurate with the prevailing interest rate charged by persons in the business of lending money for loans that would be made under similar circumstances as determined by the Plan Administrator. When loans are repaid, the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During Plan years 2008 and 2007, the interest rates on loans ranged from 5% to 11%.

Payment of Benefits - Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59  1/2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-up Contributions, including earnings thereon. In addition, Rollover Contributions or Voluntary Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties - The Plan provides various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition - Investments are stated at fair value. Securities transactions are recorded on a trade-date basis (the date the order to buy or sell is executed). The market value of the securities at the beginning of the Plan year or at time of purchase during the year is used to establish the basis of securities sold. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). Under the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adoption of the FSP did not have a material effect on the Plan’s financial statements for 2007 and did not impact the amount of net assets available for benefits for 2007.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the statements of net assets available for benefits determined using the following measurements.

		Fair Value Measurements Using
As of December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$110,653,716	$110,653,716	$—	$—
Common collective trusts	36,926,936	—	36,926,936	—
MRJ Value Equity Fund	16,096,579	—	16,096,579	—
Participant loans	3,367,009	—	3,367,009	—
WPP Stock Fund	4,483,600	4,483,600	—	—
Cash and accrued income	86,690	86,690	—	—

Total	$171,614,530	$115,224,006	$56,390,524	$—

SFAS No. 157, Fair Value Measurements, establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs are significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3 inputs are significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of investments.

Level 1 Fair Value Measurements

The fair value of the WPP Stock Fund and mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The fair value of common collective trust funds and the MRJ Value Equity fund, which are not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments. The value of participant loans is equal to the amortized cost of the loans which approximates fair value. The participants’ fair value is based on observable inputs such as current interest rates and other relevant factors.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

4.	INVESTMENTS

The Plan’s investments are held in a trust fund. The following is a schedule of investments that represent 5% or more of total net assets available for benefits as of December 31, 2008 and 2007:

	2008		2007
Description of Investment	Shares	$ Value	Shares	$ Value
Alger Mid-Cap Growth Instl Portfolio Cl I		*	1,117,232	21,339,130
BlackRock Gov’t Income Portfolio Cl I	1,719,309	18,534,151	1,877,933	20,018,763
BlackRock Fundamental Growth, Inc. Cl I	1,137,707	16,633,284	1,054,394	25,263,282
Davis NY Venture Cl Y		*	350,696	14,185,664
Merrill Lynch Equity Index Trust		*	811,101	14,251,043
ML Retirement Preservation Trust	33,925,503	29,209,858	29,842,176	29,842,176
MRJ Value Equity Fund	1,226,873	16,096,579	19,482,026	27,298,335
Pimco Total Return Fund, Admin. Cl.	1,992,935	20,208,359	1,827,804	19,539,228
Thornburg Int’l Value Fund Cl. I	885,040	17,205,170	764,758	25,917,638
* This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $73,787,552 as follows:

WPP Stock Fund	$(5,429,884)
Common collective trusts	(5,107,220)
MRJ Value Equity Fund	(10,354,972)
Mutual funds	(52,895,476)

Total net depreciation	$(73,787,552)

5.	FEDERAL INCOME TAXES

The IRS has determined that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and thereby is exempt from taxation under Section 501(a) of the Code.

The Plan obtained its latest determination letter on June 17, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants are not taxed currently on Company Profit Sharing Contributions, Deferred Contributions, Catch-up Contributions or Matching Contributions or on income earned by the Plan. Upon termination of employment, lump-sum distributions made by the Plan to participants, their estates, or beneficiaries in excess of the participants’ Voluntary Contributions, are subject to federal income taxes. Distributions representing Voluntary Contributions are not taxable.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by Merrill Lynch Investment Managers, LP and Merrill Lynch Trust Company, FSB, who are the Trustee and Custodian of the Plan, respectively. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 151,525 WPP plc ADSs in the WPP Stock Fund valued at $4,483,600 at December 31, 2008, and at December 31, 2007 the Plan held 159,592 WPP Group plc ADSs in the WPP Stock Fund valued at $10,260,185.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right to terminate the Plan and each Participating Employer may terminate its participation in the Plan subject to the provisions of ERISA and the terms of the Plan. In the event of the Plan terminating, participants will become 100% vested in their accounts.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

EIN: 13-1378860	Form 5500, Schedule H, Part IV, Line 4i—
PN: 010	Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	WPP Stock Fund
*	WPP plc	American Depositary Shares	*	*	$4,483,600

	Common Collective Trusts
*	ML Retirement Preservation Trust	Common Collective Trust	*	*	29,209,858
*	Merrill Lynch Equity Index Trust	Common Collective Trust	*	*	7,717,078

	Total common collective trusts				36,926,936

	Mutual Funds
	Fidelity Adv Diversified Int’l Cl. T	Mutual fund	*	*	3,413,218
	Alger Mid-Cap Growth Instl Portfolio Cl I	Mutual fund	*	*	9,145,859
*	BlackRock Gov’t Income Portfolio Cl I	Mutual fund	*	*	18,534,151
*	BlackRock Fundamental Growth Fund, Inc. Cl I	Mutual fund	*	*	16,633,284
	Pimco Total Return Fund, Admin. Cl.	Mutual fund	*	*	20,208,359
	Allianz NFJ Small-Cap Value Admin. Cl.	Mutual fund	*	*	6,583,683
	Lord Abbett Mid Cap Value Cl Y	Mutual fund	*	*	7,164,140
	Thornburg Int’l Value Cl. I	Mutual fund	*	*	17,205,170
	Fidelity Adv Small Cap Fund Cl. T	Mutual fund	*	*	2,538,758
	Davis NY Venture Cl Y	Mutual fund	*	*	9,227,094

	Total mutual funds				110,653,716

	MRJ Value Equity Fund	Portfolio Fund	*	*	16,096,579

	Cash and accrued income				86,690

*	Participant Loans	Participant loans (maturing 2009 to 2027 at interest rates of 5% to 11%)			3,367,009

	Total assets (held at end of year)				$171,614,530

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY U.S. EMPLOYEES’ PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm